Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 10-I dated November 28, 2007

Underlying supplement no. 120 dated January 9, 2008

Registration Statement no. 333-134553

Dated January 11, 2008

Rule 433

Preliminary Terms and Conditions, January 11, 2008

Buffered Return Enhanced Notes
Linked to the Nikkei 225	SM	Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 10-I dated November 28, 2007 underlying supplement no. 120 dated January 9, 2008 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR® ) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Buffered Return Enhanced Notes Linked to the Nikkei 225SM Index (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns (up to a maximum of a percentage that will be in the range of 20% to 24%) from leveraged exposure, from the Pricing Date to the Valuation Date, to the Nikkei 225SM Index. Investments (like the notes) that are partially buffered against market declines and that provide leveraged exposure to appreciation in an index can help reduce portfolio risk while maintaining enhanced participation in equities, with a potential return, in the case of the Notes, that is capped at a percentage that will be in the range of 20% to 24%. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Index declines by more than 10% be willing to lose some or all of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+, A1, AA-)†

Issue Size:	$[TBD]

Pricing Date:	January 25, 2008‡

Settlement Date:	January 30, 2008‡

Valuation Date:	July 27, 2009‡††

Maturity Date:	July 30, 2009‡††

Term:	18 months

Index:	The Nikkei 225SM Index

Buffer Amount:	10%

Participation Rate:	200%

Maximum Total Return:	20% to 24%. The actual Maximum Total Return will be set on the Pricing Date.

Leverage Factor	1.11111

No Interest Payments:	There will be no interest payments during the term of the Notes.

Payment at Maturity (per $1,000):

If the Index Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Index Return multiplied by the Participation Rate, subject to a Maximum Total Return of a percentage that will be in the range of 20% to 24%. If the product of the Index Return and the Participation Rate is greater than the Maximum Total Return, you will receive $1,000 × (100% + Maximum Total Return) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of between $1,200 and $1,240 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return × Participation Rate)]
provided, however, that in no event will you receive more than an amount, to be determined on the Pricing Date, that is in the range of $1,200 to $1,240 per $1,000 principal amount Note.

If the Index Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Index Return is less than or equal to zero and greater than or equal to -10%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If the Index Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have leveraged downside exposure to any decline in the Index beyond the Buffer Amount.

If the Index Return is negative and the absolute value of the Index Return is greater than 10%, you will lose 1.11111% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 10% from the Index Starting Level. Accordingly, if the Index Return is negative and the absolute value of the Index Return is greater than 10%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × Leverage Factor].
You may lose some or all of your investment at maturity if the Index Return is negative and the absolute value of the Index Return exceeds the Buffer Amount.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	The Index closing level on the Pricing Date.

Index Ending Level:	The Index closing level on the Valuation Date.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	[TBD]
ISIN:	[TBD]

‡

Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 10-I.

Investing in the Buffered Return Enhanced Notes Linked to the Nikkei 225SM Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 10-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 120 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $10.00 per $1,000 principal amount, or 1.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

January 11, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 10-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 120 (which describes the Index, as defined herein, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 10-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-I and “Risk Factors” in the accompanying underlying supplement no. 120, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 10-I dated November 28, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507254992/d424b2.htm

•	Underlying supplement no. 120 dated January 9, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508003959/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 200%, up to the Maximum Total Return, which will be in the range of 20% to 24%, or $200 to $240 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 10% from the Index Starting Level. If the Index Ending Level represents a decline of more than 10% from the Index Starting Level, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.11111% of the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service (the “IRS”) released a Notice indicating that the IRS and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the IRS and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 10-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 10-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-I and in the “Risk Factors” section of the accompanying underlying supplement no. 120. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee a return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. You will lose 1.11111% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 10% as compared to the Index Starting Level. YOU MAY LOSE ALL OF YOUR PRINCIPAL IF THE LEVEL OF THE INDEX DECLINES.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Total Return: The appreciation potential of the Notes is limited by the Maximum Total Return, which will be in the range of 20% to 24% (the actual Maximum Total Return will be set on the Pricing Date). As a result, you will not participate in any increase in the level of the Index, from the Index Starting Level to the Index Ending Level that is greater than an increase that is in the range of 10% to 12% (which is the range of Index Return, as determined on the Pricing Date, that corresponds on a leveraged basis to the range of the Maximum Total Return).

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments.

We will pay compensation of up to $10.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

The Index Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks included in the Index are based. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets; The stocks that constitute the Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 10-I.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their respective businesses, Lehman Brothers Holdings Inc. or its affiliates may from time to time express views on expected movements in the levels of the Index or the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

The Index Ending Level May be Below the Closing Level of the Index at the Maturity Date or at Other Times During the Term of the Notes: Because the Index Ending Level is calculated based on the closing level of the Index on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing level of the Index at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing level of the Index on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing level of the Index on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Index for an Index Return of -100% to 100%. The table assumes an Index Starting Level of 14,528.67, a Maximum Total Return of 22% (the midpoint of the range of 20% to 24%) and reflects the Participation Rate of 200% and the Leverage Factor of 1.11111. The actual Maximum Total Return will be set on the Pricing Date. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Index Ending Value	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-100%	0.00	$0.00	-100.00%	-100.00%
-75%	3,632.17	$277.78	-72.22%	-57.43%
-50%	7,264.34	$555.56	-44.44%	-32.42%
-45%	7,990.77	$611.11	-38.89%	-27.99%
-40%	8,717.20	$666.67	-33.33%	-23.69%
-35%	9,443.64	$722.22	-27.78%	-19.50%
-30%	10,170.07	$777.78	-22.22%	-15.43%
-25%	10,896.50	$833.33	-16.67%	-11.45%
-20%	11,622.94	$888.89	-11.11%	-7.55%
-15%	12,349.37	$944.44	-5.56%	-3.74%
-10%	13,075.80	$1,000.00	0.00%	0.00%
-5%	13,802.24	$1,000.00	0.00%	0.00%
0%	14,528.67	$1,000.00	0.00%	0.00%
5%	15,255.10	$1,100.00	10.00%	6.56%
10%	15,981.54	$1,200.00	20.00%	12.92%
15%	16,707.97	$1,220.00	22.00%	14.18%
20%	17,434.40	$1,220.00	22.00%	14.18%
25%	18,160.84	$1,220.00	22.00%	14.18%
30%	18,887.27	$1,220.00	22.00%	14.18%
35%	19,613.70	$1,220.00	22.00%	14.18%
40%	20,340.14	$1,220.00	22.00%	14.18%
45%	21,066.57	$1,220.00	22.00%	14.18%
50%	21,793.01	$1,220.00	22.00%	14.18%
75%	25,425.17	$1,220.00	22.00%	14.18%
100%	29,057.34	$1,220.00	22.00%	14.18%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Index Starting Level of 14,528.67 to an Index Ending Level of 15,255.10. Because the Index Ending Level of 15,255.10 is above the Index Starting Level of 14,528.67 and the Index Return of 5% multiplied by 200% does not exceed the Maximum Total Return of 22%, the investor receives a Payment at Maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5% × 200%)] = $1,100

Example 2: The level of the Index increases from the Index Starting Level of 14,528.67 to an Index Ending Level of 16,707.97. Because the Index Ending Level of 16,707.97 is above the Index Starting Level of 14,528.67 and the Index Return of 15% multiplied by 200% exceeds the Maximum Total Return of 22%, the investor receives a Payment at Maturity of $1,220 (the maximum payment on the Notes) per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the Index Starting Level of 14,528.67 to an Index Ending Level of 13,802.24. Because the level of the Index has declined from the Index Starting Level of 13,802.24 and the percentage decline, 5%, does not exceed the Buffer Amount of 10%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 4: The level of the Index decreases from the Index Starting Level of 14,528.67 to an Index Ending Level of 11,622.94. Because the level of the Index has declined from the Index Starting Level of 14,528.67 and the percentage decline, 20%, exceeds the Buffer Amount of 10%, the investor will receive a Payment at Maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-20% + 10%) × 1.11111] = $888.89

Historical Information

The following graph sets forth the historical performance of the Index from January 8, 2003 through January 8, 2008. The closing level of the Index on January 8, 2008 was 14,528.67.

We obtained the closing levels of the Index below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $[    ] additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $[    ], $ [    ]and $[    ], respectively.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.